David G. Peinsipp
+1 415 693 2177
dpeinsipp@cooley.com
October 5, 2020
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:      John Stickel
Justin Dobbie
Bonnie Baynes
Mark Brunhofer
Re:       Root, Inc.
Draft Registration Statement on Form S-1
Submitted September 17, 2020
CIK No. 0001788882
Ladies and Gentlemen:
On behalf of Root, Inc. (“Root” or the “Company”), we are submitting this response letter in response to the comment letter, dated October 1, 2020, from the staff (the “Staff”) of Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 (the “DRS”) submitted to the Commission on September 17, 2020. We are also electronically transmitting for public filing the Company’s Registration Statement on Form S-1 (the “Registration Statement”) that reflects changes in response to the Staff’s comments, as well as other updates.
The numbering of the paragraphs below corresponds to the numbering of the comments in the Staff’s comment letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers in the Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.
Amendment No. 1 to Draft Registration Statement on Form S-1
Form S-1 Cover Page
1.We note your disclosure on page 12 and elsewhere that each share of Class B common stock has ten votes per share. Please update the cover page to reflect this voting right.
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page of the Registration Statement.
Prospectus Summary, page 1
2.We note your response to our prior comment 4 and reissue in part. Please provide support for the following statements or revise to make it clear these are management’s beliefs:
◦Traditional methods of risk assessment are imprecise and not personalized;
◦Systems and processes are typically old and disconnected from the needs of consumers;
Cooley LLP   101 California Street   5th Floor   San Francisco, CA   94111-5800
t:  (415) 693-2000  f:  (415) 693-2222  cooley.com

U.S. Securities and Exchange Commission
October 5, 2020

◦Behavioral data is generally underutilized and agents are the primary form of distribution.
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1 and 99 of the Registration Statement.
3.Please balance the disclosure in your summary, which highlights what you believe are your competitive advantages, to discuss the potential challenges you face as it relates to your competitive position. In this regard, we note your disclosure on page 78 that you are challenged by traditional insurers who have more diverse product offerings and longer established operating histories, and that these competitors can mimic certain aspects of your digital platform and offerings and can offer customers the ability to bundle multiple coverage types together. We also note your disclosure on page 113 that your competitors include large national insurance companies, as well as up-and-coming companies and new market entrants in the insurtech industry, some of whom also utilize telematics and offer forms of usage-based insurance, and that several of these companies are larger and have significant competitive advantages over you, including increased name recognition, higher financial ratings, greater resources, additional access to capital, and more types of insurance coverage to offer.
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 10 of the Registration Statement.
4.We note your response to our prior comment 7 and reissue in part. Consistent with your disclosure on page 106, please disclose on pages 2 and 95 that adjusting for policies that do not make it through the underwriting period and rescissions reduces one and two term policy retention by 33% and 10%, respectively.
The Company respectfully acknowledges the Staff’s comment and has removed the disclosures on pages 2 and 99 and revised the disclosure on page 73 of the Registration Statement.
5.We note your response to our prior comment 9 and reissue in part. Please reconcile your graphic on page 3 showing that total accident period loss ratio declined from 110% in FY2018 to 100% in FY2019, with your disclosure on page 17 that the direct loss ratio increased from 93.6% in FY2018 to 99.9% in FY2019, or advise.
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 3 of the Registration Statement to clarify the difference between the Company’s direct accident loss ratio and the Company’s direct loss ratio. The Company advises the Staff that the accident period direct loss ratio differs from calendar (or fiscal) period direct loss ratio because accident period direct loss ratio is continually adjusted at each month end for revised estimates of losses associated with each “accident period”. Calendar period direct loss ratios are determined at each calendar evaluation date based on point in time estimates — therefore, when estimates of losses in prior periods change, there is no corresponding change to the calendar period direct loss ratio for those periods. As a result, we believe accident period direct loss ratio gives an investor the “current" view of trends of our historic period performance. The Company also advises the Staff that it has removed the direct accident period loss ratios on pages 3 and 101 of the Registration Statement because it is currently refining the calculations of these ratios and intends to include these ratios in an amended filing of the Registration Statement prior to launch of the Company’s road show.
Cooley LLP   101 California Street   5th Floor   San Francisco, CA   94111-5800
t:  (415) 693-2000  f:  (415) 693-2222  cooley.com

U.S. Securities and Exchange Commission
October 5, 2020

The COVID-19 pandemic has caused disruption to our operations, page 20
6.We note your response to our prior comment 12 and reissue in part. Please revise to describe in greater detail whether and to what extent you have been impacted by the various mandates and requests of state regulators in response to COVID-19.
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 21 of the Registration Statement.
Management's Discussion and Analysis of Financial Condition and Results of Operations Capital Management, page 72
7.We acknowledge your response to prior comment 16 and your revised disclosure on page 73 as well as that on page 112. Please tell us the nature of your insurance-linked security used in your capital management and reinsurance strategies effective July 1, 2020 and why you believe that it is innovative. In your response tell us:
•The type of security (e.g., a bond not repayable if some insurance event occurs or does not occur, catastrophe bond, etc.);
•The significant provisions of this security;
•How you intend to account for this security including reference to the authoritative literature you rely upon to support your intended accounting; and
•Whether this security is a material contract under Item 601(b)(10) of Regulation S-K and explain why or why not.
The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that the Company’s utilization of reinsurance coverage through an insurance-linked security marketplace is innovative as this type of coverage has historically been accessed by catastrophic insurers, rather than insurers in the automotive industry. The Company advises the Staff that it is not the issuer of the insurance-linked security nor it is a party to it, but rather that the Company purchases reinsurance coverage from a third party that collateralizes its potential obligations to the Company through an insurance-linked security marketplace. The Company pays the third party a reinsurance premium and receives loss payments from the third party if its loss ratio exceeds certain predefined thresholds. The Company therefore accounts for this like other reinsurance contracts, as premium paid to the third-party reinsurer and, if applicable in the case of loss, a reinsurance recoverable from the third party. The Company has revised the disclosure on pages 74 and 117 of the Registration Statement. The Company does not consider this to be a material contract under Item 601(b)(10) of Regulation S-K as it enters into reinsurance contracts in the ordinary course of business and this reinsurance contract does not cover a material portion of the Company’s policies.
Key Performance Indicators, page 73
8.We note your response to prior comment 17. Please revise to disclose your reasons for providing direct written and direct earned premiums consistent with your response.
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 75 of the Registration Statement.
Cooley LLP   101 California Street   5th Floor   San Francisco, CA   94111-5800
t:  (415) 693-2000  f:  (415) 693-2222  cooley.com

U.S. Securities and Exchange Commission
October 5, 2020

Critical Accounting Policies and Estimates Reinsurance, page 92
9.We note your response to prior comment 36. Please revise your reinsurance disclosure further to quantify and explain the significant 2019 increases in your provisions for each feature, and their resulting impacts to your financial statements and liquidity.
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 82 and 84 of the Registration Statement. The Company determined that the loss corridor feature was immaterial for the comparison of loss and loss adjustment expense (“LAE”) for the six months ended June 30, 2020 compared to the six months ended June 30, 2019. The loss corridor feature, which impacts loss and LAE on the condensed consolidated statement of operations was $3.5 million and $5.4 million for the six months ended June 30, 2019 and 2020, respectively. The difference between the periods of $1.9 million is immaterial to users of the financial statements between those two periods.
Our Products, page 107
10.We note your response to our prior comment 3. Please disclose the material terms of the acquisition agreement and file the agreement as an exhibit or tell us why you believe that is not required.
The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on page 111 of the Registration Statement. The Company advises the Staff that it has determined that the Stock Purchase Agreement with Catlin Indemnity Company (the “Catlin SPA”) is not material to the Company and does not qualify as “material plan of acquisition” in accordance with Item 6.01(b)(2)(1) of Regulation S-K. Although the Company’s potential expansion into additional jurisdictions in the United States is an important business objective, the Catlin SPA itself is not material to the Company. Further, the Company does not believe the remaining obligations under the Catlin SPA are material to the Company’s business as the surviving obligations under the Catlin SPA are limited to the Company’s indemnification obligations, which are immaterial to the Company.
Description of Capital Stock Voting Rights, page 141
11.Please disclose the percentage of outstanding shares that Class B shareholders must maintain to continue to control the outcome of matters submitted to shareholders for approval.
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 147 of the Registration Statement.
Conversion, page 142
12.We note your disclosure regarding conversion of the Class B common stock. Please describe the dilutive impact of such conversion upon the outstanding shares of Class A common stock.
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 147 of the Registration Statement. To calculate pro forma as adjusted net tangible book value per share as described in the section titled “Dilution” of the Registration Statement, the Company divides its pro forma net tangible book value by outstanding Class A and Class B common stock. Therefore, the conversion of Class B common stock to Class A common stock will not result in additional dilution to new investors.
Cooley LLP   101 California Street   5th Floor   San Francisco, CA   94111-5800
t:  (415) 693-2000  f:  (415) 693-2222  cooley.com

U.S. Securities and Exchange Commission
October 5, 2020

Notes to the Consolidated Financial Statements
Note 5: Loss and Loss Adjustment Expense Reserves, page F-17
13.We acknowledge your response to prior comment 35. Please tell us how your current presentation of your loss development table on page F-18 complies with the guidance in ASC 944-40-50-4B to present only losses and allocated loss adjustment expenses (LAE). In this regard, for example, it appears that your 2019 accident year incurred amount presented in the table of $295.0 million is composed of $177.0 million in claims paid and $118.0 million in unpaid claims as of December 31, 2019. As the $17.6 million in unallocated LAE identified in your response only relates to your paid claims and you indicate essentially that your reserving approach includes both allocated and unallocated LAE, it appears that the $118.0 million in unpaid claims included in the incurred portion of your table includes unallocated LAE and is therefore inconsistent with the referenced guidance.
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-18 of the Registration Statement. The Company considered quantitative and qualitative factors in determining that the adjustment was immaterial, including, among other things, that the $7.7 million adjustment represents 2.6% of 2019 Incurred Losses and ALAE-Net of Reinsurance of $295.0 million. Other related portions of this footnote were modified for consistency. This is not a material impact to the information contained within this footnote. No key metrics, earnings, or other financial trends of the Company were impacted.
*             *             *
Please contact me at (415) 693 2177 or Nicole Brookshire of Cooley LLP at (212) 479 6157 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ David G. Peinsipp
David G. Peinsipp
Cooley LLP
cc:        Alexander Timm, Root, Inc.
Daniel Rosenthal, Root, Inc.
Nicole Brookshire, Cooley LLP
Peter Mandel, Cooley LLP
Richard Kline, Goodwin Procter LLP
Sarah Axtell, Goodwin Procter LLP
Kim de Glossop, Goodwin Procter LLP
Cooley LLP   101 California Street   5th Floor   San Francisco, CA   94111-5800
t:  (415) 693-2000  f:  (415) 693-2222  cooley.com